

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 19, 2013

VIA FIRST CLASS MAIL

Kristin Schantz
100 Summer St.
Suite 1500
Boston, MA 02110

    Re: HC Capital Trust, et al. (File No. 812-13899)

Dear Ms. Schantz:

   By Form APP-WD/A filed with the Securities and Exchange Commission on May 25, 2011, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

            Sincerely,



            Jennifer L. Sawin
            Branch Chief

cc: Laura Corsell, Esq.
    Montgomery, McCracken, Walker & Rhoads, LLP